SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.____3_______)*


                          Advanced NMR Systems, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.01 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                  007921109
              -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007921109                   13G                 Page 2 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            1,078,220
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             1,078,220
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,078,220

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                      2.8%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 007921109                   13G                 Page 3 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Investment Banking Corp.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             807,320
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       807,320
----------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       807,320
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       2.1%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                         Page 4 of 5 Pages



               J. Morton Davis and D.H. Blair Investment Banking Corp. ("Blair Investment") (together, the "Reporting Parties"), hereby amend their statement on Schedule 13G relating to the Common Stock, $.01 par value ("shares") of Advanced NMR Systems, Inc. (the "Issuer") as follows:



Item 2. (a) is hereby amended in its entirety as follows:

               J. Morton Davis and Blair Investment (1). See Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them (previously filed in a Schedule 13G, dated February 11, 1994, of which this is Amendment No. 3 thereto, and incorporated by reference herein).

Item 2. (b) is hereby amended in its entirety as follows:

               Mr. Davis' and Blair Investment's business address is 44 Wall Street, New York, New York 10005.

Item 2. (c) is hereby amended in its entirety as follows:

               Mr. Davis is a United States citizen. Blair Investment is incorporated in the State of Delaware.

Item 4. is hereby amended in its entirety as follows:

     (a) (b) As of December 31, 1996, Mr. Davis may be deemed to beneficially own 1,078,220 shares or 2.8% of the Issuer's shares issued and outstanding as follows: (i) 807,320 shares owned by Blair Investment, and (ii) 270,900 shares owned by Engex, Inc. (2).

               As of December 31, 1996, Blair Investment may be deemed to own 807,320 shares or 2.1% of the Issuer's shares issued and outstanding as indicated in (i) above.


          (c) Mr. Davis has sole power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by Blair Investment. Voting and dispositive decisions of those securities owned by Engex, Inc. are made by Mr. Davis as Chairman of the board.


Item 5. is hereby amended in its entirety as follows:

               Mr. Davis and Blair Investment have ceased to be beneficial owners of more than five percent of the Issuer's securities.

------------------------------------------------------------------------------

(1) Mr.  Davis  is an  investment  banker  and  sole  shareholder  of Blair
Investment, a broker-dealer registered under the Securities Exchange Act of 1934. Prior to May 1, 1996, D.H. Blair Holdings, Inc. ("Blair Holdings") was solely owned by Mr. Davis, and Blair Investment was a wholly-owned subsidiary of Blair Holdings. As of May 1, 1996, Blair Holdings merged into Blair Investment, with Blair Investment being the surviving corporation.

(2) Engex, Inc. ("Engex") is a closed-end investment company of which Mr. Davis is President and Chairman of the Board. Mr. Davis is reporting as a beneficial owner of the securities owned by Engex because of his role as investment advisor to Engex. Filing of this statement shall not be deemed an admission that he beneficially owns the securities attributed to Engex for any purpose.
J. Morton Davis expressly disclaims beneficial ownership of all securities held by Engex for any purpose.

                                                           Page 5 of 5 pages

                                   Signatures


            After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: February 3, 1997


By: /s/ J. Morton Davis
   -------------------------------
    J. Morton Davis







Date: February 3, 1997

      D.H. Blair Investment Banking Corp.



By: /s/ David Nachamie
   -------------------------------
    David Nachamie
    Treasurer